PURDEN LAKE RESOURCE CORP.
23 Mechanic Street
Red Bank, NJ  07701
(732) 358-0299
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                                                              September 28, 2007

Donna Levy
United States Securities and Exchange Commission
Mail Stop 7010
100 F Street NE.
Washington, DC USA 20549

Re: Purden Lake Resource Corp.
    Registration Statement on Form SB-2
    Filed August 22, 2007
    File No. 333-145620

Dear Ms. Levy,

Thank you for your assistance in the review of our filing. In response to your letter of September 14, 2007 we have amended our Registration Statement and provide this cover letter to assist you in your further review. To expedite your review we have mailed two marked copies to you as requested.

SUMMARY

GENERAL INFORMATION

1. We have specified, here and throughout the filing, that our target for exploration is bentonite, and the basis for our exploration program.

2. In doing extensive internet research into the mining industry and other public mining companies, Ms. Lopomo contacted Mr. Mohammed Reza though his public company, Action Minerals, to enquire about available mining properties and was sold the Sandlot property by Mr. Reza.

3. The maps were filed in a .pdf format of the registration statement at the time of the original filing.

SUMMARY, PAGE 3

4. We have disclosed that Ms. Lopomo has not personally visited the Sandlot property, but is relying upon her discussions with the geologist and his recommendations based upon his expertise and experience in mining operations in Western Canada.

RISK FACTORS

GENERAL

5. We have added a new risk factor to address the risk of having a sole officer and director from a corporate governance perspective.

6. We have added a new risk factor to address the risk to new shareholders due to Ms. Lopomo's majority control.

"THERE IS A RISK THAT OUR PROPERTY DOES NOT CONTAIN ANY MINERAL DEPOSITS..." PAGE 5

7. We have discussed the British Columbia Mineral Titles Online and the method of staking the claim.

8. We have identified who did and who will be conducting the proposed exploration work on the claim and their qualifications.

"BECAUSE OUR CURRENT OFFICER AND DIRECTOR HAS OTHER BUSINESS INTERESTS..." PAGE
7

9. We have expanded the risk factor to address Ms. Lopomo residing in New Jersey while the claim is in British Columbia.

DESCRIPTION OF BUSINESS, PAGE 16

10.  We have removed the repetitive information.

Sincerely,


/s/ Lisa Lopomo
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Lisa Lopomo
President & Director